May 17, 2011
Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F. Street, N.E.
Washington, D.C. 20549-0306

Re:	AMC Networks Inc. Form 10-12B Filed March 17, 2011 File No. 001-35106
Dear Mr. Spirgel:
          This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”), dated May 9, 2011, concerning the Form 10 (“Form 10”) of AMC Networks Inc. (the “Company”).
          The following is the Company’s response to the Comment Letter. As a result of the revisions to the Form 10, some page references have changed. The page references in the comment refer to page numbers of the Information Statement filed as Exhibit 99.1 to the Form 10, as filed on May 4, 2011, and the page reference in the response refers to the page number in the marked copy of the Information Statement filed as Exhibit 99.1 to Amendment No. 3 to the Form 10, as filed on May 17, 2011. The Company has, concurrently with the filing of this response letter, provided six marked copies of the amended Information Statement via messenger.
Executive Compensation, page 95
Performance Awards, page 98
1.	We note that Mr. Sapan was paid approximately $3.3 million in non-equity incentive plan compensation in 2010. We note this amount was based upon performance in 2010 and the value of awards granted in 2008, earned at the end of 2010. Please tell us why disclosure of these past performance targets would result in competitive harm for Cablevision. We note that these targets have been derived from Cablevision’s confidential five-year strategic plans; however, for past periods, it is not clear why disclosure could result in competitive harm since these targets would no longer be considered future targets.

Company Response: In response to the Staff’s comment, the Company has added additional disclosure on page 107 of the Form 10 to provide additional information regarding performance awards earned in 2010 (and reflected on the Summary Compensation Table). In particular, the Company has provided the actual performance results on which the amounts earned under these awards was based, the growth rates represented by these results, the weighting of each performance objective used when calculating earned amounts and information regarding the calculation methodology.
The Company has not disclosed the specific targets on which the performance awards were based because the Company believes that these targets remain competitively sensitive, notwithstanding the fact that they relate to historical periods. Past performance targets will necessarily be closely related to future ones, and therefore disclosure of past targets would provide the Company’s competitors and customers with competitively sensitive information about its growth targets and strategic business plans. In addition, because the Company also discloses threshold, target and maximum payouts under our performance awards in the year of grant, and subsequently will report the actual payout under those awards when earned, disclosure of specific targets would over time provide the Company’s competitors and customers with detailed knowledge of its achievement of internal strategic goals, which would be detrimental to its competitive position.
Please note that, in addition to the changes discussed above, the Company has made several other changes to the Form 10, which are shown in the marked copies of the Information Statement filed as Exhibit 99.1 to the Amendment No. 3 to the Form 10.
* * * * * *
In responding to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the enclosed materials, please call the undersigned at (646) 273-7390.

Very truly yours,
/s/ Joshua W. Sapan
Joshua W. Sapan
President and Chief Executive Officer

cc:	Jonathan Groff
Inessa Kessman
Dean Suehiro
(Securities and Exchange Commission)

Jamie Gallagher
(Executive Vice President and General Counsel)

John P. Mead
(Sullivan & Cromwell LLP)

Leonard Sturm
(KPMG LLP)